Exhibit 99.2

Rhino Biotech to Present at the Planet Microcap Showcase

WEDNESDAY, MAY 4, 2022, 2:30 p.m. PDT

Anguilla, B.W.I.  – May 4, 2022:  Rhino Biotech Limited (OTC: RBRXF), a Biotech Company  (“Rhino Biotech” or “the Company”), today announced it will be presenting at the SNN Network Planet MicroCap Showcase on May 4, 2022 at 2:30 p.m. Pacific Time. Chief Strategy Officer Chairman, Justin DeAngelis will host the presentation and answer questions from investors.

To access the live presentation, please use the following information:

●	Planet MicroCap Showcase 2022 in Las Vegas

●	Date: Wednesday, May 4,2022

●	Time: 2.30 p.m. PDT

●	Webcast: https://www.issuerdirect.com/order/snn/rhino/

About Rhino Biotech Limited.

Rhino Biotech, specializes in producing active ingredients and compounds derived from plants, fungi and other micro organisms for use in nutraceuticals and preventative and curative bio-pharmaceuticals, all with the intention of fortifying health in mammals.

For more information, visit

Website: rhinobiotech.com
Investor Relations: ir.rhinobiotech.com

Recent Milestones

●	Agritech division licensed in several states

●	Operate a 27,000 Square Foot fully automated lab grade facility completed with deep water culture chambers and cloning rooms

●	2 Proprietary CBG strains bread and engineered over 14 Iterations

●	Developed and Manufactured 440 Nutraceutical products along with various certifications, with some products being NSF certified (Certified for Sport)

●	Developed 25 Health specific nutraceutical formulations

●	1 proprietary strain being used for Medical Research in partnership with Penn State and PA Options for Wellness.

●	Developed a range of Pet and Equine Nutraceuticals and Topical products

●	Developed a range of Energy Drinks, Vitamin Water Drinks and other Nutraceutical Waters

●	Secured the option on a large cannabinoid focused technology patent portfolio

●	First revenue generated from Seed and Biomass sales

If you would like to attend the 2022 Planet MicroCap Showcase and register for a 1-on-1 meeting with Rhino Biotech, please make sure you are registered here:

https://planetmicrocapshowcase.com/signup

1-on-1 meetings will be scheduled and conducted in person at the conference venue.

About SNN Network

SNN Network is your multimedia financial news platform for discovery, transparency and due diligence. This is your one-stop hub to find new investment ideas, check in on watchlist, gather the most up-to-date information on the Small-, Micro-, Nano-Cap market with the goal to help you towards achieving your wealth generation goals. Follow the companies YOU want to know more about; read and watch content from YOUR favorite finance and investing influencers; create YOUR own watchlist and screen for ideas YOU’RE interested in; find out about investor conferences YOU want to attend - all here on SNN Network.

Cautionary Statement Regarding Forward-Looking Statements

This release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “plan,” “estimate” “expect,” “intend,” “may,” “will,” “would,” “could,” “should,” “might,” “potential,” or “continue,” and variations or similar expressions. Readers should not unduly rely on these forward- looking statements, which are not a guarantee of future performance. There can be no assurance that forward-looking statement will prove to be accurate. As all such forward- looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results or future event to differ materially from the forward- looking statements. Such risks include, but may not be limited to: general economic and business conditions; our ability to obtain financing; technology changes; competition; changes in strategy or development plans; governmental regulations and the ability or failure to comply with governmental regulations; the timing of anticipated results; and other factors referenced in Rhino Biotech’s filings with securities regulators. For a discussion of further risks and uncertainties related to our business, please refer to our public company reports filed with the US Securities and Exchange Commission. All forward-looking statements are made as of the date hereof and are subject to change. Except as required by law, we assume no obligation to update such statements. This communication does not constitute an offer or solicitation of an offer for sale of any securities in any jurisdiction.Except as required by law, the Company disclaims any obligation to update or publicly announce any revisions to any of the forward-looking statements contained in this news release.

Contacts

Rhino Biotech Limited
Justin DeAngelis, Chief Strategy Officer
Phone :  970-779-3199
Bernie O’Neill, Chief Operating Officer
Phone: 203-695-8571
Email: hello@rhinobiotech.com

Investor Relations
Porter, LeVay & Rose
Michael Porter, President
Phone: 212.564.4700
Email: info@plrinvest.com

Investment Advisors
John McAuliffe
Managing Director
Paulson Investment Company, LLC
4905 W Laurel Street, Suite 101
Tampa, FL 33607
Direct Dial: (813) 369-5889
www.paulsoninvestment.com

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